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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.______ )*


                    The Rattlesnake Holding Company, Inc.
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                  753904  10 1
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                                 (CUSIP Number)


 Avrom Waxman, 565 Taxter Road, Suite 620, Elmsford, NY  10523  (914) 345-0900
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 3, 1997
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO.  753904 10 1                                         PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       J.L.B. of Nevada, Inc.           86 - 0854162

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

       WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada
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                7   SOLE VOTING POWER
 NUMBER OF
  SHARES            333,333
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    333,333
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    333,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.2%
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14   TYPE OF REPORTING PERSON*

                    CO
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                                  SCHEDULE 13D

CUSIP NO.  753904 10 1                                         PAGE 3 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jay L. Botchman

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

       N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America
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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           333,333
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    333,333
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER


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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    333,333
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    11.2%
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14   TYPE OF REPORTING PERSON*

                    IN
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CUSIP NO. 753904 10 1                                               Page 4 of 7


Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, $.001 par value ("Shares") of The Rattlesnake Holding Company, Inc.
("Issuer"), the principal executive office of which is located at 3 Stamford Landing, Suite 130, Stamford, Connecticut 06902.

Item 2.           Identity and Background

(a) The persons filing this Schedule 13D are J.L.B. of Nevada, Inc. ("JLB") and Jay L. Botchman. Mr. Botchman is the sole shareholder of JLB. JLB and Mr. Botchman are collectively referred to as the "Reporting Persons."

(b)      JLB's business address is 1500 East Tropicana Avenue, Suite
         100, Las Vegas, Nevada 89119. Jay L. Botchman's business address is 1500 East Tropicana Avenue, Suite 100, Las Vegas, Nevada 89119.

(c) JLB is a private lending company located at 1500 East Tropicana Avenue, Suite 100, Las Vegas, Nevada 89119. Its principal business is lending. Jay L. Botchman's principal occupation is serving as a private lender and investor through various corporations.

(d) The Reporting Persons have not, during the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) JLB is a corporation organized under the laws of the State of Nevada. Jay L. Botchman is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

         JLB used $250,000 of its working capital to purchase an 18% Convertible Subordinated Secured Promissory Note Due September 4,
1997 (the "Note") from the Issuer on March 4, 1997.



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CUSIP NO. 753904 10 1                                               Page 5 of 7


Item 4.           Purpose of Transaction

         Commencing 120 days from the date of the Note, or sooner with the consent of the Issuer, and until payment in full, the unpaid principal amount of the Note, or any portion thereof, may, at the election of JLB, be converted into Shares at the conversion price per Share equal to $.75. The conversion of the entire principal amount of the Note would result in the issuance of 333,333 Shares to JLB. Jay L. Botchman is the sole officer, director and shareholder of JLB.

         JLB acquired the Note for investment purposes and not for the purpose of influencing the management or exercising control of the Issuer. If JLB converts the Note into Shares, such Shares would also be acquired for investment purposes and not for the purpose of influencing the management or exercising control of the Issuer.

         In connection with the issuance of the Note, the Issuer granted JLB a security interest in the capital stock of certain subsidiaries of the Issuer pursuant to the terms of a Security Agreement dated as of March 4, 1997. The subsidiaries are as follows: Rattlesnake Ventures, Inc., Rattlesnake-Danbury, Inc., Rattlesnake-Lynbrook, Inc. and Rattlesnake-Flemington, Inc.

         The Issuer agreed in the Subscription Agreement entered into between the Issuer and JLB in connection with the issuance of the Note (a) to nominate and use its best efforts to cause a designee of JLB to be elected to the Issuer's Board of Directors for a period of three years and (b) to offer (or cause its subsidiaries to offer) to JLB the right to purchase any securities of the Issuer or its subsidiaries that are being offered for sale
(excluding securities issuable (i) under the Issuer's Employee
Stock Option Plan or other employee benefit plans, (ii) upon the exercise of warrants or (iii) upon the conversion of convertible securities) during the one-year period following the issuance of the Note.

         Except as described in this Schedule 13D Report, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) JLB is the holder of the Note, which as of July 2, 1997 is convertible into 333,333 Shares, which would constitute 11.2% of the percentage of the outstanding Shares. Jay L. Botchman is the sole shareholder of JLB so he would be the beneficial owner of such Shares.


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CUSIP NO. 753904 10 1                                               Page 6 of 7


(b) JLB shall have the sole power to vote and dispose of the 333,333 Shares. JLB shall share voting and dispositive powers with respect to 0 Shares. Jay L. Botchman, as the sole shareholder of JLB, would be deemed to have the sole power to vote and dispose of the 333,333 Shares and would share voting and dispositive powers with respect to 0 Shares.

(c) JLB purchased the Note from the Issuer on March 4, 1997. Commencing 120 days from the date of the Note, or sooner with the consent of the Issuer, and until payment in full, the unpaid principal amount of the Note, or any portion thereof, may, at the election of JLB, be converted into Shares at the conversion price per Share equal to $.75. The conversion of the entire principal amount of the Note would result in the issuance of 333,333 Shares to JLB. Jay L. Botchman is the sole officer, director and shareholder of JLB.

(d)      Not applicable.

(e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

         Other than the agreements described in Item 4 above, the Reporting Persons are not parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

(a)      18% Convertible Subordinated Secured Promissory Note Due
         September 4, 1997 of the Issuer issued to JLB.

(b) Security Agreement dated as of March 4, 1997 by and the Issuer, Michael Lauer and JLB.

(c)      Subscription Agreement between the Issuer and JLB.






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CUSIP NO. 753904 10 1                                               Page 7 of 7


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   J.L.B. OF NEVADA, INC.



Date:  May 9, 1997                                 By: /s/ JAY L. BOTCHMAN
                                                      -------------------------
                                                          Jay L. Botchman
                                                          President



                                                    /s/ JAY L. BOTCHMAN
Date:  May 9, 1997                                 ----------------------------
                                                   JAY L. BOTCHMAN